UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

PNMAC Mortgage Opportunity Fund, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

None

(CUSIP Number)

Sarah Cooke

The Mangrove Foundation
Sterling House

16 Wesley Street

Hamilton HM GX  Bermuda
441-295-4896

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. None

1		NAME OF REPORTING PERSON The Mangrove Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
	7	SOLE VOTING POWER 32,177.0058
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 32,177.0058
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,177.0058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.38%
14	TYPE OF REPORTING PERSON OO

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Shares (“Common Shares”), of PNMAC Mortgage Opportunity Fund, LLC (the “Issuer”).  The principal executive offices of the Issuer are located at 27001 Agoura Road, Suite 350, Calabasas, California 91301.

Item 2.  Identity and Background

(a), (b), (c) and (f).

This Statement is being filed by The Mangrove Foundation (the “Reporting Person”).

The address of the principal business and principal office of the Reporting Person is Sterling House, 16 Wesley Street, Hamilton HM GX  Bermuda.

The principal business of the Reporting Person is to promote charitable, benevolent and philanthropic purposes, including the promotion of social welfare, throughout the world.  The Reporting Person has been recognized by the U.S. Internal Revenue Service as a §501(c)(4) organization.

The Reporting Person is a company limited by guaranty organized under the laws of Bermuda.

Set forth in Annex A attached hereto is a listing of the directors and executive officers of the Reporting Person (the “Covered Persons”) as well as the business address, present principal occupation or employment and citizenship of each of the Covered Persons, which are incorporated herein by reference.

(d)-(e)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Covered Persons, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On September 30, 2008, AF Sterling Limited (“AF Sterling”), a wholly-owned subsidiary of The Atlantic Foundation, a Bermuda charity, donated 32,177.0058 Common Shares to the Reporting Person and assigned to the Reporting Person its obligations under the Commitment Agreement (as defined in Item 6 hereof) to provide up to an aggregate of $100 million in exchange for Common Shares upon capital calls by the Issuer in accordance with the terms of the Commitment Agreement.

Item 4.  Purpose of Transaction

The Reporting Person received the donation of Common Shares from AF Sterling as an investment and currently intends to continue to hold Common Shares as an investment and to meet any capital calls by the Issuer that would result in the purchase of additional Common Shares in accordance with the Commitment Agreement.

Other than as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person may be deemed to beneficially own 32,177.0058 Common Shares, or approximately 25.38% of the outstanding Common Shares based on the Issuer having 126,781.3435 Common Shares outstanding as of the date hereof.

(b)

See rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of Common Shares by the Reporting Person.

(c)

Effective as of the close of business on September 30, 2008 AF Sterling donated its entire interest in the Issuer (the Common Shares described above and a commitment to acquire additional Common Shares upon capital calls by the Issuer) to the Reporting Person.  Simultaneously with this donation by AF Sterling, AF Sterling's parent, The Atlantic Foundation, donated assets to the Reporting Person sufficient to enable it to meet capital calls under the Commitment Agreement.  Except as set forth in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Covered Persons identified in response to Item 2 hereof, has engaged in any transaction during the past 60 days in any Common Shares.

(d)

No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares to which this Statement relates.

(e)

Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with its investment in the Issuer, AF Sterling entered into (as did each of the other investors in the Issuer) a subscription agreement (the “Commitment Agreement”) pursuant to which it was obligated to invest up to an aggregate of $100 million of capital in the Issuer when the Issuer makes capital calls in accordance with the terms of the Commitment Agreement.  On September 30, AF Sterling assigned its remaining obligations under the Commitment Agreement to the Reporting Person.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2008

THE MANGROVE FOUNDATION

By:

  /s/ Cynthia R. Richards

Name:

Cynthia R. Richards
Title:

Vice President and Treasurer

Annex A

Directors and Officers of The Mangrove Foundation

The directors and members of The Mangrove Foundation, their principal occupation, and citizenship are:

Elizabeth J. McCormack

Advisor, Rockefeller Family & Associates

437 Madison Avenue

New York, NY 10022

Citizenship:  USA

Frederick A. O. Schwarz, Jr.

Senior Counsel, The Brennan Center for Justice

161 Avenue of the Americas

New York, NY 10013

Citizenship:  USA

Michael I. Sovern

Chancellor Kent Professor of Law, Columbia University

435 West 116th Street

New York, NY 10027

Citizenship:  USA

The officers of The Mangrove Foundation, their principal occupation and citizenship are:

David I. Walsh, President and Asst. Treasurer

Financial Controller, The Atlantic Philanthropies (USA) Inc.

125 Park Avenue

New York, NY 10017

Citizenship:  USA

Cynthia R. Richards, Vice President and Treasurer

Counsel, The Atlantic Philanthropies (USA) Inc.

125 Park Avenue

New York, NY 10017

Citizenship:  USA

Sarah Cooke, Secretary

President, The Atlantic Philanthropies (Bermuda) Ltd.

P.O. Box HM 1742

Hamilton HM GX  Bermuda

Citizenship:  Bermuda